EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES ANNOUNCES NEW DIRECTOR AND A $550,000 PRIVATE PLACEMENT

October 24, 2022, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that Mr. Albert (Al) Basile, of Vancouver, British Columbia, has been appointed to the Board of Directors of the Company.

Mr. Basile graduated from the University of British Columbia with a Bachelor of Arts followed by a Juris Doctor degree.  Over his career he practiced law, specializing in the areas of corporate commercial, civil litigation, and administrative law.  He also was active as an officer and director of several private companies and served as a Commissioner on two former provincial commissions—the British Columbia Motor Carrier Commission and the British Columbia Horse Racing Commission.

Robert Dickinson, Board Chair, commented “we are pleased to welcome Al Basile to the Board of Quartz Mountain.  His broad legal and business experience will contribute to effectively advancing, developing and transacting high-value gold, silver and copper projects in BC.”

The Company also announces that it has arranged a private placement of 2,750,000 units ('Units") at a price of $0.20 per Unit with Robert and Matthew Dickinson for proceeds of approximately $550,000.  Each Unit consists of one common share and one warrant ("Warrant") of the Company.  Each Warrant allows the holder to purchase one flow-through common share at a price of $0.20 for a period five (5) years.    The private placement will result in Robert and Matthew Dickinson holding a control group position of approximately 68% of voting shares (70% if their warrants and options are exercised). The placement is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").The issuances to the insiders are exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s  shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the securities issued to the related parties did not exceed 25% of the Company’s market capitalization. The placement is subject to customary TSX Venture Exchange acceptance and is expected to complete in the near future. The proceeds will be used for permitting and exploration project costs, and general working capital.  An amended early warning report will be filed by the purchasers at www.sedar.com upon closing of the placement.

On behalf of the Board of Directors

Robert Dickinson

Chairman & CEO

For further details, contact Investor Relations at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.